FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated June 8, 2004

June 8, 2004

This CEO Message is very important to me because at the most recent annual Biotech CEO  Conference in Laguna Niguel, California, several opinion leaders from the biotech industry and the financial community defined their criteria for a "high-quality" biotech company as one with:   (1) an experienced, proven management team, (2) a broad product pipeline, (3) regular news flow (milestones), (4) near-term INDs and NDAs (within 24 months), and (5) product opportunities of interest to big-pharma (for partnering).

I was very happy to hear that definition from such a distinguished, knowledgeable group since, in my opinion, we now have all these qualities firmly in place at Micrologix.  Specifically, with the transformation we have achieved over the past two years, we have that experienced team; our pipeline is now very broad; we expect regular quarterly news flow well into 2005 and beyond; we have potential IND and NDA candidates; and, we have two near-term partnering milestones and several longer-term licensing opportunities -- some with "blockbuster" potential.

All this has been made possible through the support of our shareholders and Board of Directors.  Because in the relatively short time since joining Micrologix, through consistent execution, I feel we have made considerable progress toward becoming the kind of company we described two years ago when we outlined our strategy to build a sustainable company for the long-term.

Importantly, for example, it is now clear we made the right decision to diversify and expand our technology base and product portfolio.  And, with the recent addition of MBI-3253 (celgosivir) for Hepatitis C Virus (HCV) and the agreement to acquire MitoKor (a US-based company with multiple product opportunities in degenerative diseases; see our April 15, 2004 news release) we can now be compared with some of the leading companies in the industry.

To all of us here at Micrologix, this all means tremendous opportunity.  To me, however, it means more than just opportunity.  As stated in many communications over the past two years, one of the things we value most is integrity (i.e., doing what we say we are going to do).  So, I am very proud of the fact that we have done the best that can be done to stay true to that philosophy.

Obviously, no company can achieve 100% of the predicted milestones (especially in this high-risk, dynamic business of biotech). There are just too many things beyond anyone's control that can affect the final results. And, when we fail to do something we said we would do, it really bothers me. Which is why when we say we are going to do something, we first consider it very carefully based on the knowledge available. Second, we do everything possible to focus on the things within our control so we can maximize our chances to achieve the desired outcome.

  That is why I am extremely proud of our team for creating a viable path forward for MBI-226, a clinical candidate most people considered all but "dead" last July when the primary endpoint in the Phase III pivotal trial was missed (something beyond our control).  Because of the experience, expertise, and commitment of our Product and Business Development teams, however, this product has life again, with a prospective new partnership and a clear opportunity to advance towards market approval (see our announcement dated June 3, 2004).  This is what can be accomplished with the right people and the whatever it takes attitude we foster here at Micrologix.  In my opinion, we have truly turned "lemons into lemonade", as they say.

Specifically, as announced recently, we have entered into a 60-day exclusive negotiation period with a US-based specialty pharmaceutical company to license MBI-226.  Obviously, nothing is "done until it is done", but with our philosophy of doing what we say we are going to do, we are confident in our ability to follow through.  We must now do everything within our control to maximize the chances of a successful outcome by maintaining a mutual win-win philosophy; just as we did in our previous partnership deal with Fujisawa.

As part of the announced "exclusive negotiation period", we have executed a term sheet where the deal structure and financial terms have been established.  What remains is to complete the details of a definitive agreement.  And, we believe it will be a very fair deal for both parties, similar in structure and magnitude to our agreement with Fujisawa in 2002.  Another aspect of the pending licensing opportunity is that we will again have significant support to get MBI-226 through the final stages of development and approval.  So going forward, with a new partner we feel we can get MBI-226 to the finish line very effectively.

Also, as stated in our recent press release, after several meetings with the FDA on MBI-226, it has been determined that the statistically significant results from our Phase III study, completed in July 2003, can be used to support a New Drug Application (NDA) for marketing approval.  This leaves us several options. One possibility on the regulatory path forward, for example, is to submit an NDA based on the results of the Phase III study completed last year.  Another possibility is to complete a confirmatory Phase III study with our partner, and proceed to an NDA using the additional data from that study.  We could even do both.  In other words, we could submit an NDA based on the options made available from the FDA meetings, and concurrently proceed with a confirmatory trial as a contingency planning measure or for additional indications.  Regardless of this decision, however, what is clear is that MBI-226 can advance toward commercialization.  Now that's some sweet lemonade!  And with a partner, we can take the most prudent, efficient path to approval for this product which the FDA agrees has great medical need.

With MBI-594AN, we are also confident a licensing deal can get done, as discussions with multiple potential partners continue.  Like all partnering efforts, it is difficult to predict the exact timing since there are many aspects of the process which are beyond our control.  In fact, we thought it would be done by now.  But, it looks like it will take a bit longer than expected (unlike MBI-226, which has gone much more quickly than anticipated).

Most agree that this industry and today's market conditions are very unforgiving.  We know that all too well, having been in the "penalty box" for nearly the past year after the MBI-226 results.  In my opinion, however, with the significant pipeline we have created and the unforeseen "resurrection" achieved with MBI-226, the time should be near when we will have proven ourselves.

This opinion has been supported over the past several weeks during the first phase of an extensive communication plan, where our objective is to expose our new, compelling story to a wide audience.  So far, in over 70 meetings throughout Canada and the US with analysts, bankers, fund managers, brokers and shareholders, the response to the transformation we have achieved and the new company we have created has been consistently positive.  Many now agree that a gap exists between our fundamentals and our potential for value creation.  And, unlike many biotech companies who have experienced some decline in value over the past few months, we have experienced over a 20% increase.

That should not be surprising when you look at the facts.  Upon the completion of the MitoKor acquisition, which is anticipated by mid-July, we will have:

  An oral, Phase II hepatitis C product candidate (MBI-3253) with potential strategic and technological advantages over those in development; showing preclinical efficacy and potential for combination therapy with currently marketed products.  In addition, hundreds of human subjects have been involved in clinical trials on this product to date, thus establishing a sound safety and tolerability profile for MBI-3253.  As we announced, our new anti-viral Clinical Advisory Board is chaired by an internationally recognized hepatitis expert, Dr. Lorne Tyrrell, who led the development of lamivudine (a hepatitis product now on the market).  Other members of this new Advisory Board are also established experts in the field.

  An oral, clinical-stage Alzheimer's product (MITO-4509) preparing to enter Phase II.  Most currently marketed products for Alzheimer's disease target the symptoms rather than the underlying disease.  MITO-4509 has the potential to be disease-modifying, thereby attaching the underlying cause of the disease.  In addition, many products in development target only one potential mechanism of Alzheimer's (such as B-amyloid deposition).  MITO-4509 has demonstrated broad neuroprotective activity in various preclinical models and potent activity at the level of mitochondria where key mechanisms of degenerative diseases (including Alzheimer's) are believed to occur.  This approach may allow us to slow the progression of the disease or ultimately delay its onset.

  Two near-term partnering opportunities (MBI-226 and MBI-594AN) as mentioned above, which we expect will bring additional cash through up-front and milestone payments and support the remainder of development through to commercialization.

  An injectable, hospital-based anti-infective product candidate (MBI-2401) approaching clinical-stage development, which has demonstrated attractive characteristics compared to those products on the market and many candidates in development.

  A deep pipeline of product candidates for indications such as MCI (mild cognitive impairment), Parkinson's disease, arthritis, glaucoma, and several follow-on product opportunities in Hepatitis C, Hepatitis B, and others.

  Sufficient cash for approximately two-years of operations at our projected burn rate.

  And, last but definitely not least, a management team I would stand up next to any in the industry, both in experience and ability to execute.

These facts, and others, make me more excited about our future than ever since they fit closely with that definition of a "quality biotech company" created by some of the industry's leading experts. I am also very confident in our ability to continue doing what we say we are going to do as we have over the past two years.

Yes, we have transformed this company completely in just over 24 months; exactly as we said we would.  And the difficult, sometimes painful process we have gone through to get to this point has been well worth the effort and sacrifice in my opinion.  Because over the next year, we believe that effort can pay off immensely with our many "shots on goal".  So, to me, this Message marks the beginning of the new company we have created through execution, commitment, and persistence; which is another reason it is very important to me, as I hope it is to you.

Sincerely,

Jim DeMesa, MD

President and CEO

Certain statements in this CEO Message constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, MBI-3253 and MITO-4509 entering Phase II; completing a definitive agreement for MBI-226 with a US based speciality pharmaceutical company; having created a viable path forward to obtain market approval for MBI-226; completing a licensing deal for MBI-594AN; partnering MBI-226 and MBI-594AN to generate additional cash through up-front and milestone payments and support the remainder of development and commercialization costs; having two near-term partnering milestones and several longer-term opportunities -- some with "blockbuster" potential; completing the acquisition of MitoKor Inc; having sufficient cash for approximately two years at our projected burn rate; and having regular news flow well into 2005 and beyond. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation; early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

MICROLOGIX ENTERS INTO EXCLUSIVE LICENSE NEGOTIATION PERIOD TO PARTNER MBI-226

FDA Meeting Provides Several Potential Paths Forward

Vancouver, BC, CANADA – June 3, 2004 – Micrologix Biotech Inc. ("Micrologix") (TSX: MBI; OTC: MGIXF) has entered into an exclusive negotiation period to license MBI-226 (omiganan pentahydrochloride 1% gel), an antimicrobial cationic peptide in Phase III clinical development for the prevention of catheter-related infections, to a US-based specialty pharmaceutical company ("Specialty Pharma").

The negotiation period is for up to 60 days (the "Exclusivity Period") during which Micrologix will negotiate exclusively with Specialty Pharma the terms of a definitive license agreement for MBI-226.  Micrologix will receive a non-refundable fee as compensation for suspending licensing discussions with other parties during the Exclusivity Period.  Further terms have not been disclosed.

Micrologix has also met with the United States Food and Drug Administration ("FDA") regarding the MBI-226 regulatory path forward. Based on the meeting, several options remain available for advancing the program toward market approval. The FDA encouraged Micrologix to complete a confirmatory Phase III trial using, as the primary endpoint, statistically significant data from the first Phase III study completed in July 2003 (see "About MBI-226" below), specifically local catheter site infections ("LCSIs").  Although a more challenging path, the meeting also resulted in the opportunity to submit a New Drug Application ("NDA") for catheter-related bloodstream infections ("CRBSIs") based on statistically significant data from the first Phase III study.  Other options for advancing MBI-226 also resulted from the meeting.  Further discussions with the FDA are anticipated in order to address the timing and process for an NDA filing, including any supportive information or studies that might be of use in such a submission. The regulatory path and process will also be managed further with Specialty Pharma during negotiations and after execution of the definitive license agreement.

Jim DeMesa, M.D., President & CEO of Micrologix added, "I am very proud of our team for advancing            MBI-226 to this stage, since great progress has been made toward a viable market opportunity.  In addition, entering into a commercial partnership is in line with our business model and will allow us to focus on our other high priority and value-driving clinical programs, such as MBI-3253 (entering Phase II for the treatment of hepatitis C virus infections) and MITO-4509 (entering Phase II for Alzheimer's disease, subject to the completion of our announced acquisition of MitoKor)".

About MBI-226

MBI-226 is a topical cationic antimicrobial peptide in Phase III clinical development for the prevention of catheter-related infections. In July 2003, Micrologix completed a pivotal Phase III clinical study of MBI-226, which included over 1400 patients in 29 centers in the US.  The primary endpoint, a reduction in CRBSIs, resulted in a 15% improvement as compared to the accepted standard of care, povidone-iodine, which was not statistically significant. Both secondary endpoints of the study, reduction of catheter colonization and local catheter site infections (widely recognized precursors to CRBSIs), achieved a high level of statistical significance compared to the standard of care (p=0.002 and p=0.004, respectively).  A meeting with the FDA in January 2004 determined that data from the secondary endpoints of the above Phase III study could be used in support of an NDA.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company has four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation. On April 15, 2004, Micrologix announced an agreement to acquire San Diego-based MitoKor, Inc., a biotechnology company focused on the research and development of products for degenerative diseases such as Alzheimer's disease, arthritis, and glaucoma.

"Jim DeMesa"

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Gino DeJesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward looking statements in this news release include, but are not limited to further meetings with the FDA to address the timing and process for an NDA filing for MBI-226; being able to complete a definitive license agreement for MBI-226 in the 60 day exclusive negotiation period; and MBI-3253 and MITO-4509 entering Phase II. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation, dependence on and management of current and future corporate collaborations, early stage of development; technology and product development; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; manufacturing and market uncertainties; and intense competition. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: June 8, 2004